EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 1998 Employee Stock Purchase Plan of Sinclair Broadcast Group, Inc. and subsidiaries, of our reports dated February 8, 2005, with respect to the consolidated financial statements and schedules of Sinclair Broadcast Group, Inc. and subsidiaries, our report dated April 22, 2005, with respect to Sinclair Broadcast Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sinclair Broadcast Group, Inc. and subsidiaries included in its Amended Annual Report (Form 10-K/A) for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

November 10, 2005

Baltimore, Maryland